Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

August 29, 2013

Melissa N. Rocha

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Re:

P2 Solar, Inc.

Form 8-K

Filed August 19, 2013

File No. 333-91190

Dear Ms. Rocha:

On behalf of P2 Solar, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated August 27, 2013.

FORM 8-K

1.

Please amend your Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Lake & Associates, CPA’s LLC. We believe the revocation of the accountant’s PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading

Response:

In response to your comment letter, we have filed a Form 8-K/A with the Securities and Exchange Commission on August 29, 2013 amending our Form 8-K to include all of the information required by Item 4.01 of Form 8-K and to indicate that the PCAOB has revoked the registration of our prior auditor and the reasons for such revocation.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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